TaDah!

Whole Plant Based
Convenient
Authentic
Ethnic

Falafel Street Wraps


TaDah!
FALAFEL STREET WRAP
WITH FETA GREEN PEPPER SALSA
TaDah!
FALAFEL STREET WRAP
WITH SPICY BROWN SUGAR HARISSA HUMMUS
14G PROTEIN
TaDah!
FALAFEL STREET WRAP
WITH FRESH LEMON-GARLIC HUMMUS
14G PROTEIN
TaDah!
FALAFEL STREET WRAP
WITH SWEET-SPICY HARISSA & LEBNI
13G PROTEIN

GF Falafel Poppers



GLUTEN FREE
V+ VEGAN
ARTISANAL ALL NATURAL
TaDāh!
FALAFEL POPPERS
Lemony Roasted Garlic Hummus
made with fresh herbs & blended spices filled with our lemon-garlic hummus
STUFFED CHICKPEA FRITTERS



GLUTEN FREE
V+ VEGAN
ARTISANAL ALL NATURAL
TaDāh!
FALAFEL POPPERS
Cucumber Dill Yogurt
made with fresh herbs & blended spices filled with our creamy tzatziki
STUFFED CHICKPEA FRITTERS



GLUTEN FREE
V+ VEGAN
ARTISANAL ALL NATURAL
TaDāh!
FALAFEL POPPERS
Harissa Hummus
made with fresh herbs & blended spices filled with our sweet-n-spicy harissa hummus
STUFFED CHICKPEA FRITTERS

Flexitarian's Dilemma

- Not everyone wants overly engineered faux meat that bleeds



- Something other than a bean burrito



- Plant based/healthy often means uninspired flavors



Solution

- Authentic, convenient, innovative and readily available plant based foods

- Ethnic cuisine made modern and approachable

- Flavor focused preparations developed over and used for centuries



Today's Shoppers

"Millennials value **convenience** …Many follow special diets such as Veganism or Gluten Free. They are a well educated generation when it comes to food and they love **authenticity**"
– Wendy Dimitri, The CRB Group

"Generation Z, those 17 and under, are the most ethnically diverse cohort…more likely to seek **innovative** and **ethnic cuisines**"
– Melissa Abbot, VP Culinary Insights
   at the Hartman Group



Market Validation

- 31% practice meat-free days

- 36% of consumers buy plant based meals

- About 83% of consumers are adding plant-based foods to their diets to improve health

- 600% increase in people identifying as vegans in the U.S in the last three years



Market Size

- The global plant-based meat market is currently $4.6 billion

- Growing at a rate 8.5x Total Food Sales

- Plant-based protein estimated to represent 50% of overall protein by 2050



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TaDah in the Media

- Recently featured in emotional season 11 premiere of Shark Tank

- **"I couldn't stop eating the @tadahfoods samples. They were SO delicious, I was stunned they were straight from the package. It's not easy to be eating throughout the segment when you are supposed to be taking notes, but I finished everything on my plate!"**- Daniel Lubetzky



For TaDah, the deal means guidance from an industry titan, beyond just the financial investment. "He aligns so well with the ethos of our company," Sorial said.

"If you want proof that these are worth considering for your next meal – founder John Sorial went into the tank asking for $300,000 and left with a $500,000 investment." - AskMen

Media Coverage

Total Impressions	**118,779,692**
Total Mentions	**38**
Different Outlets	**30**

    

    

    

   

Strategic Objectives

- Build team
- Improving Same Store Sales
- New Store Placements
- New Channel Development



Future of Food - Now

- Flavor Focused
- Plant Based
- Authentic

- Ethnic
- Convenient
- Social Based

